SECURITIES AND EXCHANGE COMMISSION

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                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                            DOV PHARMACEUTICAL, INC.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    259858108
                                    ---------
                                 (CUSIP Number)

                                 Samuel D. Isaly
                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                767 Third Avenue
                               New York, NY 10010
                            Telephone: (212) 739-6400

                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  May 16, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No. 259858108

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         Samuel D. Isaly
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
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|_|      (b)
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(3)      SEC Use Only
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(4)      Source of Funds (See Instructions) AF
                                           -------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e).

|_|
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(6)      Citizenship or Place of Organization    United States
                                              ----------------------------------
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-------------------
    Number of               (7)   Sole Voting Power   0
    Shares                                         ---------------------
 Beneficially                     --------------------------------------
   Owned by                 (8)   Shared Voting Power   817,400
     Each                                            -------------------
  Reporting                       --------------------------------------
  Person With               (9)   Sole Dispositive Power   0
                                                        ----------------
--------------------              --------------------------------------
                           (10)   Shared Dispositive Power   817,400
                                                          --------------
                                  --------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  817,400
                                                                      ----------
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)
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(13)     Percent of Class Represented by Amount in Row (11) 5.11%
                                                           ---------------------
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(14)     Type of Reporting Person (See Instructions) HC
                                                    ----------------------------

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Advisors LLC
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
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|_|      (b)
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Source of Funds (See Instructions) WC
                                           -------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e).

|_|
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(6)      Citizenship or Place of Organization    Delaware
                                              ----------------------------------
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-------------------
    Number of               (7)   Sole Voting Power   0
    Shares                                         ---------------------
 Beneficially                     --------------------------------------
   Owned by                 (8)   Shared Voting Power   817,400
     Each                                            -------------------
  Reporting                       --------------------------------------
  Person With               (9)   Sole Dispositive Power   0
                                                        ----------------
--------------------              --------------------------------------
                           (10)   Shared Dispositive Power   817,400
                                                          --------------
                                  --------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  817,400
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11) 5.11%
                                                           ---------------------
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(14)     Type of Reporting Person (See Instructions) IA
                                                    ----------------------------

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         OrbiMed Capital LLC
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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
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|_|      (b)
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Source of Funds (See Instructions) WC
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                              ----------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of               (7)   Sole Voting Power   0
    Shares                                         ---------------------
 Beneficially                     --------------------------------------
   Owned by                 (8)   Shared Voting Power   817,400
     Each                                            -------------------
  Reporting                       --------------------------------------
  Person With               (9)   Sole Dispositive Power   0
                                                        ----------------
--------------------              --------------------------------------
                           (10)   Shared Dispositive Power   817,400
                                                          --------------
                                  --------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  817,400
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11) 5.11%
                                                           ---------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions) IA
                                                    ----------------------------
                                       4

Item 1.     Security and Issuer.
            -------------------

         The class of equity securities to which this statement on Schedule 13D relates is the Common Stock (the "Shares") of DOV Pharmaceutical, Inc. (the "Issuer"), with its principal executive offices located at 433 Hackensack Avenue, Hackensack, NJ 07601.

Item 2.     Identity and Background.
            -----------------------

         (a) This statement is being filed by Samuel D. Isaly, an individual ("Isaly"), and by OrbiMed Advisors LLC and OrbiMed Capital LLC, limited liability companies organized under the laws of Delaware. Isaly is a control person with respect to OrbiMed Advisers LLC and OrbiMed Capital LLC (these three persons collectively, the "OrbiMed persons").

         (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain clients that hold Shares of the Issuer, as more particularly described in Item 6 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, New York, NY 10017.

         OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment adviser or general partner to certain limited partnerships as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 767 Third Avenue, New York, NY 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, respectively, attached hereto. Each of these schedules sets forth the following information with respect to each such person:

         (i) name;

         (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv) citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in any of the Schedules hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Isaly is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

         On May 16, 2006, OrbiMed Advisors LLC and OrbiMed Capital LLC, under the respective investment advisory contracts and limited partnership or limited liability company agreements with or relating to, as the case may be, Caduceus Private Investments, LP, OrbiMed Associates LLC and UBS Juniper Crossover Fund L.L.C., as more particularly referred to in Item 6 below, caused these clients to dispose of 817,771 Shares of the Issuer.

         As a result of their common control and/or mutual affiliation, the Reporting Persons were the beneficial owners of approximately 5.11% of the outstanding Shares of the Issuer.(1)

Item 4.     Purpose of Transaction.
            ----------------------

         As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business on behalf of their respective advisory clients.

         The OrbiMed persons have been granted the right to nominate a representative to the Board of Directors (the "Board") of the Issuer, and have nominated to that position Jonathan T. Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.


----------------------
(1) Calculated in accordance with the provisions of Rule 13d-1(j) and Rule13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934. Additionally, the Reporting Persons previously entered into a Warrant Purchase Agreement on July 3, 2003 for the purchase of 392,857 Shares of the Issuer, exercisable immediately and for the duration of three years.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

         (a)-(b) The Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 817,400 Shares. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 5.11% of the issued and outstanding Shares. Pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, Isaly owns a controlling interest in the outstanding limited liability company interests of each OrbiMed entity. As a result, Isaly, collectively with OrbiMed Advisors LLC and OrbiMed Capital LLC, shares power to direct the vote and to direct the disposition of the 817,400 Shares.

         (c) Except as disclosed in Item 3, the Reporting Persons have not effected any transaction in the Securities during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
-----------------------------------

         In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital LLC is the general partner of Caduceus Private Investments, LP ("Caduceus"), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC ("Associates") pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, L.L.C., acts as investment manager of UBS Juniper Crossover Fund L.L.C. ("Juniper"), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus, Associates and Juniper. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Associates and Juniper, including the total 817,400 Shares of the Issuer held by Caduceus, Associates and Juniper. As noted above under Item 4, Jonathan T. Silverstein, an officer of OrbiMed Advisors LLC and OrbiMed Capital LLC, has been nominated to the Board of Directors of the Issuer and, accordingly, the Reporting Persons may have the ability to effect and influence control of the Issuer.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.     Materials to be filed as Exhibits.

Exhibit                             Description
-------                             -----------

   A. Limited Partnership Agreement of Caduceus Private Investments, LP, together with the First Amendment to the Limited Partnership Agreement, and the Second Amendment to the Limited Partnership Agreement (incorporated by reference to Exhibit A to Schedule D filed on July 16, 2003).

   B. Limited Liability Company Agreement of OrbiMed Associates LLC (incorporated by reference to Exhibit B to Schedule D filed on July 16, 2003).

   C. Investment Advisory Agreement between PW Juniper Management, LLC and UBS Juniper Crossover Fund, LLC (incorporated by reference to Exhibit C to Schedule D filed on July 16, 2003).

   D. Joint Filing Agreement among Samuel D. Isaly, OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Advisors Inc. (filed herewith)


Signature
---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 17, 2006





                                        OrbiMed Advisors LLC

                                        By:   /s/ Samuel D. Isaly
                                        ---------------------------
                                        Name:  Samuel D. Isaly

                                       Title: Managing Partner


                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       ----------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Partner


                                       By: /s/ Samuel D. Isaly
                                       ----------------------------
                                       Name:  Samuel D. Isaly




                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as a business address 767 Third Avenue, New York, NY 10017.

=============================================================================
                             Position with Reporting
  Name                              Person                  Principal
                                                            Occupation
-----------------------------------------------------------------------------
Samuel D. Isaly                Managing Partner         Partner
                                                        OrbiMed Advisors LLC
-----------------------------------------------------------------------------
Michael Sheffery               Partner                  Partner
                                                        OrbiMed Advisors LLC
-----------------------------------------------------------------------------
Carl L. Gordon                 Partner                  Partner
                                                        OrbiMed Advisors LLC
-----------------------------------------------------------------------------
Sven Borho                     Partner                  Partner
  German and Swedish Citizen                            OrbiMed Advisors LLC
-----------------------------------------------------------------------------
Jonathan T. Silverstein        Partner                  Partner
                                                        OrbiMed Advisors LLC
-----------------------------------------------------------------------------
Eric A. Bittelman              Chief Financial Officer  CFO/CCO
                                and Chief Compliance    OrbiMed Advisors LLC
                                 Officer
=============================================================================

                                   Schedule II

=============================================================================
                       Position with Reporting
     Name                     Person                        Principal
                                                           Occupation
-----------------------------------------------------------------------------
Samuel D. Isaly               Managing Partner           Partner
                                                         OrbiMed Capital LLC
-----------------------------------------------------------------------------
Michael Sheffery              Partner                    Partner
                                                         OrbiMed Capital LLC
-----------------------------------------------------------------------------
Carl L. Gordon                Partner                    Partner
                                                         OrbiMed Capital LLC
-----------------------------------------------------------------------------
Sven Borho                    Partner                    Partner
 German and Swedish Citizen                              OrbiMed Capital LLC
-----------------------------------------------------------------------------
Jonathan T. Silverstein       Partner                    Partner
                                                       OrbiMed Advisors LLC
----------------------------------------------------------------------------

Eric A. Bittelman             Chief Financial Officer    CFO/CCO
                              And Chief Compliance       OrbiMed Capital LLC
                              Officer
=============================================================================

                                  EXHIBIT INDEX


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  Exhibit                      Description
--------------------------------------------------------------------------------
A.               Joint Filing Agreement among OrbiMed Advisors LLC,
                      OrbiMed Capital LLC, and Samuel D. Isaly
--------------------------------------------------------------------------------



                                                                       Exhibit A

                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the Statement on this Schedule 13D, dated May 16, 2006 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of DOV Pharmaceutical, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 17th day of May, 2006.

                                                   OrbiMed Advisors LLC


                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly
                                                   Title: Managing Partner


                                                   OrbiMed Capital LLC

                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly
                                                   Title: Managing Partner


                                                   By: /s/ Samuel D. Isaly
                                                   --------------------------
                                                   Name: Samuel D. Isaly